Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

October 15, 2018

Mr. Lloyd T. Rochford
Chairman of the Board
Ring Energy, Inc.
901 West Wall Street
Third Floor
Midland, TX 79702

Dear Mr. Rochford,

Thank you for organizing and participating in the conference call of October 3 to clarify recent results, strategy and general state of our company - Ring Energy, Inc.

It was gratifying to receive the comprehensive and fact-based evidence in opposition to the downgrade by Mr. John Aschenbeck of Seaport Global on October 2.

Both parties can’t be correct, however. I choose to side with REI.

Assuming we and other owners such as yourself are “right” and granting that your cost to borrow around 4% I suggest, nay demand, that you commence a modified Dutch tender to buy up to 19% of the shares into treasury immediately. The hurdle of a 5% rate of interest is trifling relative to the torque of your equity at $8 per share based on the facts represented in the October 3 conference call.

We spoke about this with you and my sense was that you agreed. Yet no action has yet been taken by our company.

The calculus is not complicated. The time, however, is now.

If the Company’s board of directors is not able to grasp the immediacy of this matter, then perhaps the current board of directors are not the optimal stewards of the company.

Sincerely,

/s/ J. Carlo Cannell

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

307-733-2284